PREPARATION OF EXTENSION FORM

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
0-30853

CUSIP NUMBER
46004U

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

International Monetary Systems, Ltd.

Full Name of Registrant

Former Name if Applicable

16901 West Glendale Drive

Address of Principal Executive Office (Street and Number)

New Berlin, WI 53151

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

On February 24, 2010, the Company provided notice to its then Chief Financial Officer, Danny Weibling, of the non-renewal of his employment agreement, effectively terminating the agreement, but not Mr. Weibling’s employment, as of March 31, 2010.  Mr. Weibling subsequently threatened to file an action against the Company claiming that his employment had been wrongfully terminated by the Company in retaliation for making whistleblower allegations.  The Company has been unable to resolve the dispute with Mr. Weibling.  As a result, the Company was unable to file its Annual Report on Form 10-K prior to the March 31, 2010 deadline because it needed to further consider its disclosure obligations regarding Mr. Weibling’s threatened claims.

The Company believes Mr. Weibling’s threatened claims are without merit and intends to vigorously contest those claims if Mr. Weibling files such an action.  There can be no assurance, however, with regard to the outcome of any such action.

On April 1, 2010, Mr. Weibling terminated his employment with the Company, and the Company appointed David Powell as the Company’s interim Chief Financial Officer.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David A. Powell	262	780-3640
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes x No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes x No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report net income of approximately $206,000 in 2009 compared to a net loss of $ 940,521 in 2008.

International Monetary Systems, Ltd.
_________________________________________________.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2010	By:	/s/ Donald F Mardak
Name: Donald F. Mardak (Title) CEO and President

3